UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer)

Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)

G20045202
(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202			Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS Time Warner Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Deleware

	7	SOLE VOTING POWER 0 (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 25,201,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,201,800 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,201,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. G20045202			Page 3 of 8 Pages
1	NAME OF REPORTING PERSON TW Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER 0 (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 25,201,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,201,800 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,201,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

SCHEDULE 13D

CUSIP No. G20045202			Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

	7	SOLE VOTING POWER 0 (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 25,201,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,201,800 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,201,800 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D and on December 8, 2009 by Amendment No. 2 to Schedule 13D  (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company organized under the laws of the Netherlands, and direct, wholly-owned subsidiary of TW Media (“TW Holdings BV” and, together with Time Warner and TW Media, the “Reporting Persons”).  This Amendment No. 3 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at 52 Charles Street, London W1J 5EU, United Kingdom.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 3, items in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by inserting the following paragraphs at the end thereof:

On March 2, 2011, TW Holdings BV entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Testora Limited, a limited liability company organized under the laws of Cyprus (“Testora”), pursuant to which, in exchange for $60,729,979.80 in cash, TW Holdings BV acquired and purchased from Testora, and Testora sold to TW Holdings BV, 3,122,364 shares of Class A Common Stock (the “Purchased Shares”). The funds used to purchase the Purchased Shares were contributed from the working capital of Time Warner to TW Media and subsequently contributed from TW Media to TW Holdings BV.

The description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is attached hereto as Exhibit 99.14.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

The purpose of the transaction described in Item 3 of Amendment No. 3 was to acquire additional equity of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)  As of the close of business on March 2, 2011, the Reporting Persons beneficially own (i) 17,622,364 shares of Class A Common Stock and (ii) 4,500,000 shares of Class B Common Stock, representing approximately 34.4% of the outstanding shares of CME Common Stock.  As of the close of business on March 2, 2011 and by virtue of the Investor Rights Agreement (as defined in the Schedule 13D), the Reporting Persons may be deemed to beneficially own (x) 2,990,936 shares of Class B Common Stock and (y) 88,500 shares of Class B Common Stock underlying currently exercisable stock options (together, the “Lauder Shares”) beneficially owned by Mr. Lauder as disclosed by Mr. Lauder in the Schedule 13D/A filed with the SEC by him on January 5, 2010 and by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the SEC on April 14, 2010, representing approximately 4.8% of the outstanding shares of CME Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act, as amended.  The percentages of beneficial ownership have been determined based on the 64,369,425 shares of CME Common Stock outstanding as of February 18, 2011, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on February 23, 2011, and the amounts of the Purchased Shares, the Subscription Shares and the Lauder Shares.

Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder thereof without any additional consideration.  Assuming conversion of all of the shares of Class B Common Stock that are or may be deemed to be beneficially owned by the Reporting Persons, the Reporting Persons may be deemed to beneficially own 25,201,800 shares of Class A Common Stock, which would represent 39.1% of the number of shares of CME Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the Purchased Shares, the Subscription Shares and the Lauder Shares collectively constitute 70.4% of the aggregate voting power of the Issuer.

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B and C, beneficially owns any shares of CME Common Stock other than as set forth herein.

(b)  As of the close of business on March 2, 2011, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Purchased Shares, the Subscription Shares and the Lauder Shares.  Pursuant to the terms of the Voting Deed (as defined in the Schedule 13D) and subject to the conditions contained therein, TW Holdings BV has irrevocably granted RSL Savannah (as hereinafter defined and a company wholly owned by Mr. Lauder) the right to vote any shares of CME Common Stock owned by TW Holdings BV and its permitted transferees during the term of the Voting Deed, with the power to appoint a corporate representative or proxies of such shareholders in all matters (subject to certain exceptions described below in Item 6 of the Schedule 13D) with respect to the voting of the equity securities of the Issuer held by such shareholders.  Pursuant to the terms of the Investor Rights Agreement (as hereinafter defined), Mr. Lauder and certain of his affiliates have agreed to use their best efforts to vote the Lauder Shares in favor of up to two designees of TW Holdings BV to the Issuer's board of directors, subject to certain limitations and to not vote in favor of certain matters with respect to the capitalization of the Issuer, each as described in Item 6 of the Schedule 13D.  Pursuant to the terms of the Investor Rights Agreement, direct and indirect transfers of the Purchased Shares, the Subscription Shares and the Lauder Shares to unaffiliated third parties are subject to certain restrictions, including consent rights, rights of first offer and tag-along rights, as described in Item 6.  Each of the Reporting Persons disclaims beneficial ownership of the Lauder Shares.

The descriptions of the Voting Deed and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Investor Rights Agreement and the Voting Deed, which were filed as Exhibits 99.10 and 99.11 to the Schedule 13D, respectively, and are incorporated by reference into this Item 5.

(c)  Except as described in Item 3 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d)  Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the description of the Share Purchase Agreement in Item 3 of this Amendment No. 3.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.14	Share Purchase Agreement, dated as of March 2, 2011, by and between Time Warner Media Holdings B.V. and Testora Limited

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2011

TIME WARNER INC.

By:	/s/ John K. Martin, Jr.
Name: John K. Martin, Jr.
Title: Executive Vice President, Chief Financial and Administrative Officer

TW MEDIA HOLDINGS LLC

By:	/s/ John K. Martin, Jr.
Name: John K. Martin, Jr.
Title: Executive Vice President, Chief Financial and Administrative Officer

TIME WARNER MEDIA HOLDINGS B.V.

By:	/s/ Michael Del Nin
Name: Michael Del Nin
Title: Managing Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Global Marketing and Communications
John K. Martin, Jr.	Executive Vice President, Chief Financial and Administrative Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address
James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118 Ridgeland, MS 39157
William P. Barr	Former Executive Vice President and General Counsel, Verizon Communications Inc. (communications)	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner (media entertainment)	N/A
Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	N/A
Frank J. Caufield	Co-Founder Kleiner Perkins Caufield & Byers (venture capital firm)	Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025
Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School 1563 Massachusetts Avenue Cambridge, MA 02138
Mathias Döpfner**	Chairman of the Board, Chief Executive Officer and Head of the Newspapers and International Divisions, Axel Springer AG (newspaper and magazine publishing)	Axel Springer AG Axel-Springer-Straße 65 10888 Berlin
Jessica P. Einhorn	Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University 1740 Massachusetts Avenue, N.W. Washington, DC 20036
Fred Hassan	Partner, Warburg Pincus (private equity firm)	101 Plaza Real South, Suite 203 Boca Raton, FL 33432
Michael A. Miles	Special Limited Partner, Forstmann Little & Company (private investment firm)	Forstmann Little & Company 767 Fifth Avenue New York, NY 10153
Kenneth J. Novack	Senior Counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC One Financial Center Boston, MA 02111
Paul D. Wachter	Founder, Chairman and Chief Executive Officer, Main Street Advisors (investment advisory firm)	Main Street Advisors 3110 Main Street #300 Santa Monica, CA 90405-5354
Deborah C. Wright	Chairman of the Board, President and Chief Executive Officer Carver Bancorp, Inc. and Carver Federal Savings Bank (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, NY 10027

____________________

*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings are as set forth below.  The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation
Olaf Olafsson*	Executive Vice President, Time Warner Inc.
John K. Martin, Jr.	Executive Vice President, Chief Financial and Administrative Officer, Time Warner Inc.

____________________

*   Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below.  Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation
Ron Duyn*	Director, Finance & Operations, Warner Bros. Entertainment Nederland B.V., Naritaweg 237, 1043CB Amsterdam, The Netherlands
Michael Del Nin**	Senior Vice President, Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, Time Warner Inc.

____________________

*    Citizen of The Netherlands
**  Citizen of Australia